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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16a, 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April, 1999

ALTAREX CORP.
(Exact name of Registrant as specified in its charter)

CAMPUS TOWER
#300, 8625 - 112 STREET
EDMONTON, ALBERTA, CANADA T6G 1K8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F
            -----                 -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes           No    X
     -----        -----
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     On April 27, 1999, Altarex Corp. (the "Company") issued a press release announcing that it had filed its Final Prospectus with regulatory authorities in certain provinces of Canada for a public offering of up to 34,000,000 of its Common Shares.



                               INDEX TO EXHIBITS


EXHIBIT NO.              DESCRIPTION

 99.1                    Press Release dated April 27, 1999
 99.2                    Final Prospectus of AltaRex Corp, dated April 27, 1999

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     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              ALTAREX CORP.

                              By: /s/ Edward M. Fitzgerald
                                  ----------------------------------

                              Name: Edward M. Fitzgerald

                              Title: Senior Vice President and Chief
                                     Financial Officer

                              Date: April 29, 1999